Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
PROPOSED OFF-MARKET SHARE REPURCHASE
APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Board announces that N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Share Repurchase and the Share Repurchase Agreement.

Reference is made to the announcement (the “Announcement”) by the Company dated 28 September 2009 in relation to the Share Repurchase. Unless the context requires otherwise, terms used in this announcement shall have the same meanings as defined in the Announcement.
The Board announces that N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Share Repurchase and the Share Repurchase Agreement and such appointment has been approved by the Independent Board Committee. The advice of the independent financial adviser and the recommendation of the Independent Board Committee will be included in the circular to be despatched to the Shareholders as soon as practicable.
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Jung Man Won

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 30 September 2009
The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquires, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.